EXHIBIT 2.1


                           PURCHASE AND SALE AGREEMENT


This Agreement is entered into this 17th day of October , 2000 by John Powell & Associates, Inc. ("JPA"), the Seller, and Post, Buckley, Schuh & Jernigan, Inc. ("PBS&J"), the Purchaser. Whereas PBS&J desires to purchase and JPA desires to sell certain business assets described below, the parties therefore agree as follows:

1. Purchase and Sale of Assets. Upon the terms and subject to the conditions set forth in this Agreement, JPA agrees to sell and deliver to PBS&J on the Effective Date and PBS&J agrees to purchase certain business assets of JPA as set forth in Section 2, below (hereinafter the "Assets").


1.1. Definitions. For purposes of the transaction described in this Agreement, the "Closing Date" means the date on which this Agreement is executed by both JPA and PBS&J and thereby becomes binding and enforceable, and the "Effective Date" means January 1, 2001, the date on which ownership of the Assets (as that term is defined below) is conveyed from JPA to PBS&J.

2. Assets Included. The Assets to be purchased by PBS&J pursuant to this Agreement and the values agreed to for each category of assets shall be:

             Asset                                                         Value
             -----                                                         -----

     i.)  Fixed assets as described in Exhibit 1 attached hereto

     ii.) Trade Name and Goodwill

     iii.) Deposits as described in Exhibit 2 attached hereto

3. Assets Excluded. The following assets are not being sold to PBS&J by JPA and as of the date of the closing will be retained by JPA: i.) Cash, ii.) Cash Equivalents, iii.) JPA Collectibles (as that term is defined in Section 8, below) and identified on Exhibit 3 attached hereto and iv.) Work in Progress described on Exhibit 4 attached hereto.

4. Price. PBS&J will pay the sum of two million two hundred thousand dollars ($2,200,000.00) less the amount of accrued vacation/PTO liability assumed by PBS&J as stated in Exhibit 11 attached hereto in exchange for the Assets, payable as follows:
     i.) On the Closing Date a non-refundable deposit in the amount of One Million Two Hundred Thousand Dollars ($1,200,000) less the estimated amount of accrued vacation/PTO liability to be assumed by PBS&J (the "Down payment Deposit") shall be provided to the Law Office of James H. Ellis, APC ("the Escrow Holder") who shall hold the Down payment Deposit in escrow pending consummation of the transaction described in this Agreement. The delivery of the Down payment Deposit by PBS&J to the Escrow Holder shall be by wire transfer in accordance with the wire transfer instructions provided to PBS&J by the Escrow Holder.
     ii.) The balance of One Million Dollars ($1,000,000) will be paid in accordance with the


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terms and conditions of a Promissory Note executed by PBS&J in the form attached hereto as Exhibit 6 and delivered to the Escrow Holder on or before the Closing Date, which note shall require PBS&J to make three equal annual payments of Three Hundred Thirty Three Thousand Three Hundred Thirty Three and 33/100
Dollars ($333,333.33) plus accrued interest to JPA, commencing on the first anniversary of the Closing Date and continuing on the second and third anniversaries of the Closing Date, when all unpaid principal and accrued interest due under the note shall be paid in full, provided that John Powell has not voluntarily terminated his employment with PBS&J prior to the date of the payment. If Powell's employment with PBS&J is involuntarily terminated, or if he dies or become disabled, the above described payments will be made as required by the note. JPA and PBS&J agree that, in the case of any legal proceeding relating to the payment of the aforesaid balance pursuant to the terms of this
Section 4(ii), the only defense to payment that may be raised by PBS&J is that Powell voluntarily terminated his employment with PBS&J prior to the due date of the payment. Interest will be paid on the amounts outstanding at a fixed rate, which will be the rate paid by PBS&J under its line of credit as of the Closing Date.
     iii) The obligation of PBS&J described in Section 4(ii) above may be assigned in whole of in part to the shareholders of JPA.

5. Certain Expenses. It may be appropriate for JPA to incur certain expenses prior to closing in contemplation of future operations as part of PBS&J. PBS&J will reimburse JPA for such expenses, subject to prior approval by Todd Kenner.

6. Liabilities. PBS&J shall assume JPA's office lease obligations as described in Exhibits 6, 7, 8 and 9 attached hereto and the equipment lease obligations described in Exhibit 10 attached hereto to the extent assumable. Accrued vacation/PTO obligations owed to current JPA employees by JPA as of the Effective Date as described in Exhibit 11 attached hereto shall be paid by PBS&J and any payments due or arising from this liability will be the responsibility of PBS&J, provided, however that the total amount of the accrued vacation/PTO liability assumed by PBS&J pursuant to this Section 6 will be deducted from the purchase price described in Section 4, above.

6.1 Leases. If any landlord should decline to allow assumption of an office lease by PBS&J, JPA shall retain that lease, but PBS&J shall make all lease payments due for the duration of the lease term on JPA's behalf and pay all associated expenses, insurance payments and costs.

6.2 Mutual Indemnity For Work. PBS&J and JPA shall each indemnify, defend and hold harmless the other party and its officers, directors, shareholders, employees, agents and representatives (hereinafter the "Party Indemnities") against any and all liability, demands, claims, costs, losses, damages, recoveries, reimbursements, settlements and expenses (including, but not limited to interest, penalties, attorney fees, accounting fees, expert witness fees, costs and expenses) directly or indirectly arising from work performed by its employees and subcontractors during its period of ownership of the Assets. Each party shall maintain for the benefit of the Party Indemnities ongoing insurance to cover the obligations of the party providing the indemnity described in this
Section 6.2.

7. Cooley Stock Purchase. Paul Cooley may elect to purchase up to $220,000 in common stock


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of The PBSJ Corporation, PBS&J's parent company. Cooley will make this election on or before the Effective Date and will make payment for stock purchased under this provision within seven (7) days of the Effective Date.

8. Collections. JPA will prepare a list of the accounts receivable and unbilled work in progress outstanding as of the Effective Date ("the JPA Collectibles"), which shall be attached to this Agreement as Exhibit 3. During the due diligence process, the parties will review JPA's revenue recognition methods and resolve any issues regarding the manner in which the JPA Collectibles will be measured. JPA will bill and collect its receivables for work performed prior to the Effective Date and will pay its payables incurred through that date. PBS&J will bill and collect for work performed subsequent to the Effective Date, and as requested by JPA, will also bill and collect on JPA's behalf for JPA work in progress unbilled as of the Effective Date and pay all amounts collected on JPA's behalf to JPA on receipt. JPA and PBS&J will, in good faith and using sound accounting principles, agree on these amounts. In the event that questions arise regarding whether unpaid balances apply to JPA collectibles or PBS&J collectibles, the parties will resolve those questions on a good faith basis.

9. Employees. All JPA staff will become PBS&J employees as of the Effective Date. Employment tenure at JPA will be credited as equivalent tenure at PBS&J. In addition to any other benefits or payments described in this Agreement, PBS&J shall provide all former JPA employees that it hires pursuant to this Section 9 with a compensation package as agreed to by PBS&G and John Powell during the due diligence process and described on the Schedule of Employee Compensation attached to this Agreement as Exhibit 12 The parties recognize that compensation and benefits programs are subject to change in the future at the discretion of PBS&J's Board of Directors. However, the parties agree that staff retention is critical to the success of the business and will address compensation planning with that fact in mind. During due diligence, key JPA employees will be reviewed and candidates identified for nomination to PBS&J's Incentive Program. Nominees will include John Powell, Paul Cooley, Skip Griffin and Larry Pierce. Those nominated and elected by PBS&J's Board of Directors will be eligible to purchase PBSJ stock during the next stock window, first quarter 2001. It is understood that under the rules of the Program only the Board can elect participants, and participants must be re-nominated and re-elected each year.

10. Contracts. JPA will assign all of its existing client contracts to PBS&J as of the Effective Date and will obtain the approval of clients for such assignment to the extent necessary. PBS&J agrees to fully perform all of JPA's duties and obligations under those client contracts. If any client contracts cannot be assigned, JPA will engage PBS&J on a subcontract basis to complete those contracts.

11. Special Incentive Fund. In addition to existing compensation programs to be provided to current JPA employees pursuant to Section 9, above, PBS&J will provide three hundred thousand dollars ($300,000) to fund a special program intended to promote retention of certain key employees of JPA (the "Special Incentive Fund"). A portion of the funds allocated for each participant will be paid at or immediately after the Effective Date in the form of PBS&J restricted common stock awards. The stock will convert to unrestricted common stock upon completion of three years of service by the holder as an employee of PBS&J, but will be forfeit if

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three years of service are not completed. The remaining amount of the special incentive fund will be paid in cash upon completion of one full year of service with PBS&J, and will be forfeit only if the employee voluntarily resigns his/her employment prior to completing such service. Whether paid in cash or stock, distributions under this Special Incentive Fund are subject to employee payroll and income taxes that will be the responsibility of the recipients and all applicable federal, state and local withholding and reporting requirements. The list of participants and amounts allocated to each will be determined by John Powell subject to review and approval by PBS&J.

12. Powell Stock Award. Reference John Powell Employment Agreement attached to this Agreement as Exhibit 12.

13. Organization/Operations. JPA will become the core unit of PBS&J's California Environmental Services Division, which will also include existing PBS&J Environmental Services personnel located in California. The Division Manager of California Environmental will report to Todd Kenner, Acting Western Region Environmental Services Director.

14. Management. John Powell, Paul Cooley, Skip Griffin and Larry Pierce will become corporate officers of PBS&J and will assume leadership roles in its Western Environmental Services unit. Specific responsibilities will be addressed during integration planning. Powell and Cooley will each receive three year employment agreements in the forms attached to this Agreement as Exhibits 13 and 14, and Powell will also enter into a non-compete agreement with PBS&J covering the services currently provided by JPA for one year from the date his employment by PBS&J terminates.

15. Name. PBS&J is acquiring all rights to JPA's corporate name and trade name and may elect to use that name until JPA is fully integrated into PBS&J. JPA may operate under its own name for a limited period for the purposes of collecting its receivables and winding up its business. The timing of conversion to the PBS&J name will be determined by the parties during the integration planning process. At such time as PBS&J ceases using the JPA corporate name for transition purposes, or earlier if it should become necessary, John Powell & Associates, Inc. will change its name if its shareholders decide to maintain the corporate entity past that time.

16. Integration and Strategy. PBS&J's objective it to utilize JPA as a key element in its strategy to become a dominant full service firm in the Western United States. An initial integration plan for JPA will be completed prior to closing with input from the key managers in both firms. However, integration planning and general strategic planning will continue subsequent to closing and future changes in organization and strategy will not be precluded.

17. Costs. Except as provided in Section 5, above, each party will bear its own costs for all activities relating to this transaction, including participation in pre-closing integration planning activities. Each party will bear the cost of its own professional advisors. The professional fees of Curry Kirkpatrick, a professional advisor representing JPA, will be paid by JPA. Neither party will retain outside consultants for assistance with integration services without mutual consent of both parties.

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18. Conduct of JPA Business. Between the Closing Date and the Effective Date,
JPA will operate its business in a normal and customary manner, making no major commitments or material changes without prior agreement of PBS&J, provided, however, that JPA shall be free to make distributions of cash to employees and/or shareholders during this period.

19. Taxes. The parties will each be responsible for taxes incurred during their respective periods of ownership, including taxes on income earned during those periods.

20. Representations and Warranties of the Seller. JPA represents and warrants as follows:

20.1. Organization. JPA is a corporation duly organized, validly existing and in good standing under the laws of the state of California.

20.2. Legal Authority. JPA is the legal owner of all of the Assets. There are no claims against the JPA's ownership interest in the Assets. The execution of this Agreement has been authorized by the Board of Directors of JPA. When executed, JPA's obligations under this Agreement will be legal, binding and enforceable.

20.3. Information. The information provided to PBS&J by JPA is accurate to the best of the JPA's knowledge. JPA is not aware of any material information, or adverse change in financial condition or business prospects that would affect the value of the Assets, which has not been disclosed to PBS&J.

20.4. Legal Proceedings/Compliance. With respect to the Assets that are being purchased by PBS&J, there are no actions, suits, proceedings or judgements pending against JPA other than those disclosed to PBS&J and described on Exhibit 15, attached hereto. To the best of JPA's knowledge, information and belief, it is materially in compliance with all laws, rules, regulations and requirements applicable to its business. JPA is not materially in default under any contract or agreement. JPA will advise its professional liability carrier in writing of all known claims and potential claims as of the date of closing.

20.5. Normal Operations. Since discussions between the parties were initiated, JPA has made no significant dispositions of assets, and has made no major or unusual new commitments that would affect the value of the Assets.

20.6. Survival of Warranties. All of the foregoing representations and warranties shall survive the closing, and shall be true as of the date of closing.

20.7. Software. Prior to the Effective Date, JPA will at its expense take any action necessary to insure that all software in use on JPA's computers is under licenses in full force and effect.

21. Representations and Warranties of PBS&J. PBS&J represents and warrants as follows:

21.1. Organization. PBS&J is a corporation duly organized, validly existing and in good standing under the laws of the state of Florida, and has the authority to own, lease and operate its business as it does presently and to execute its obligations under this Agreement.

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21.2 Legal Authority. The execution of this Agreement and the issuance of all shares of PBS&J stock described in this Agreement have been authorized by the Board of Directors of PBS&J . When executed, PBS&J's obligations under this Agreement will be legal, binding and enforceable.

21.3. Legal Proceedings. There are no legal actions, suits, proceedings, or judgements pending against PBS&J that would interfere with its ability to execute its obligations under this Agreement.

21.4 Undisclosed Information. The officers of PBS&J are not aware of any adverse information material to JPA's decision to enter into this Agreement which has not been disclosed to JPA.

22. Waiver. Any waiver by any party of any term or condition of this agreement shall not be deemed a waiver of any other term or condition, nor shall the failure of any party to enforce any provision of this Agreement constitute a waiver of that provision or any other provision.

23. Severability. If any term or condition of this Agreement is to any extent invalid or unenforceable, all other terms and conditions shall not be affected and the remainder of the Agreement shall continue to be valid and enforceable.

24. Cost of Disputes. In the event of any dispute concerning this Agreement, or any default in the performance of any term or condition, the prevailing party in litigation shall be entitled to recover all costs and expenses associated therewith, including reasonable attorneys' fees.

25. Entire Agreement. This Agreement and the Exhibits and attachments thereto contain the entire agreement between the parties relative to this transaction. No modification of this Agreement will be binding unless that modification is in writing and signed by the parties.

26. Law. This Agreement is to be construed and enforced in accordance with the laws of the State of California.

27. Consummation of Transaction.

27.1 JPA Deliveries. Prior to the Effective Date JPA shall deliver to the Escrow Holder a fully executed Bill of Sale for the Assets substantially in the form attached to this Agreement as Exhibit 16 and a fully executed Assignment of Client Contracts substantially in the form attached to this Agreement as Exhibit 17.

27.2 Actions of Escrow Holder. On the Effective Date, the Escrow Holder shall
(i) promptly deliver to JPA the full amount of the Downpayment Deposit, plus accrued interest from and after the Closing Date, and the Promissory Note in
Section 4(ii), and (ii) promptly deliver to PBS&J the Bill of Sale and Assignment of Client Contracts.

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IN WITNESS WHEREOF, the parties have executed this Agreement as shown below:

WITNESSES:                                 SELLER

                                           John Powell & Associates, Inc.
                                           ------------------------------


----------------------------               By: /s/ John M. Powell
                                              -------------------
                                           Title: President
                                                 ----------
----------------------------               Date: October 17, 2000
                                                -----------------


WITNESSES:                                 PURCHASER

                                           Post, Buckley, Schuh & Jernigan, Inc.
                                           -------------------------------------


----------------------------               By: /s/ H. Michael Dye
                                              -------------------
                                           Title: Certified Executive Officer
                                                 ----------------------------
----------------------------               Date: October 17, 2000
                                                -----------------